FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b)

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public

Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [X ] Officer (give title below) [ ] Other (specify below)
TSAFALAS	GEORGE		FAIRCHILD INTERNATIONAL CORPORATION - FRCD
(Last)	(First)	(Middle)
Suite 600, 595 Hornby Street			3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) -		4. Statement for Month/Year 12/2002
7. Individual or Joint/Group Filing (Check applicable line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
(Street)					6. If Amendment, Date of Original (Month/Day/Year) -

Vancouver, British Columbia, Canada V6C 1A4
(City, State, Zip) * If the Form is filed by more than one Reporting Person, see Instructions 4(b)(v).			Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)			2. Transaction Date (Month/ Day/Year)	3 Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6 Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	Amount	(A) or (D)	Price
Common Stock			12/18/02	M		190,000	A	$0.075	270,000	D	-

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)

(Print or Type Response)

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month, Day, Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options	$0.075	12/18/02	M			190,000	07/09/02	07/09/05	Common	210,000	$0.075	20,000
Promissory Note(1)	$0.04	04/04/02	J						Common	1,750,000	$0.04

Explanation of Responses:

(1) Effective April 4, 2002, Patch Energy Inc. ("Patch") loaned the sum of $70,000 to Fairchild secured by a promissory note. At the election of Patch, all of the outstanding principal amount of the Note is convertible into common shares of Fairchild at a price of $0.04 per common share for a total of 1,750,000 common shares of Fairchild. Patch is a company controlled by George Tsafalas.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.												December 19, 2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).								**Signature of Reporting Person				Date
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.